

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 30, 2009

Via U.S. mail and facsimile

Mr. Steven F. Udvar-Hazy
Chairman of the Board and Chief Executive Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, CA 90067

>   **RE: Form 10-K for the fiscal year ended December 31, 2008**
>   **Form 10-Q for the period ended March 31, 2009**
>   **File No. 001-31616**

Dear Mr. Udvar-Hazy:

We have reviewed your response letter dated July 28, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Exhibits, pages 37-38

1.   We re-issue the comment set forth in our letter dated July 14, 2009. Please file a complete copy of the credit agreement, including all of the schedules and exhibits to the credit agreement, with your next Exchange Act report.

*   *   *   *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Dietrich King, Attorney, at (202) 551-3338 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief